                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

         _______________________________________________________________

                                  SCHEDULE 13G

              Information Statement pursuant to Rule 13d-1 and 13d-2

                              (AMENDMENT NO.      )*



                      Chicago Bridge & Iron Company, N.V.
         _______________________________________________________________
                                (NAME OF ISSUER)



                                   Common Stock
         _______________________________________________________________
                          (TITLE OF CLASS OF SECURITIES)



                                  N19808109
         _______________________________________________________________
                                    (CUSIP NUMBER)

_______________________________________________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (CONTINUED ON FOLLOWING PAGE(S))

CUSIP NO.                                         Page 2 of 7 Pages
N19808109

------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON                    06-1051282
   S.S. OR I.R.S. IDENTIFICATION NO.
     HL Investment Advisors, Inc.
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
      (A) [    ]
      (B) [    ]
------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

                 Connecticut
------------------------------------------------------------------------------
NUMBER OF                 5      SOLE VOTING POWER
SHARES                    ----------------------------------------------------
BENEFICIALLY              6      SHARED VOTING POWER
OWNED AS OF
DECEMBER 31,                        1,100,000
1996 BY EACH             -----------------------------------------------------
REPORTING                 7      SOLE DISPOSITIVE POWER
PERSON WITH             ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                    1,100,000
------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
                     1,100,000

   (Not to be construed as an admission of beneficial ownership)

------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
   EXCLUDES CERTAIN SHARES*       /----/
                                 /----/

------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     8.8%

------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*
          IA
------------------------------------------------------------------------------

CUSIP NO.                                         Page 3 of 7 Pages
N19808109

------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON                06-1472211
   S.S. OR I.R.S. IDENTIFICATION NO.
     Hartford Investment Financial Services Company
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
      (A) [    ]
      (B) [    ]
------------------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
------------------------------------------------------------------------------
NUMBER OF                 5  SOLE VOTING POWER
SHARES                    ----------------------------------------------------
BENEFICIALLY              6  SHARED VOTING POWER
OWNED AS OF
DECEMBER 31,                   70,000
1996 BY EACH              ----------------------------------------------------
REPORTING                 7  SOLE DISPOSITIVE POWER
PERSON WITH               ----------------------------------------------------
                          8  SHARED DISPOSITIVE POWER

                               70,000
------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON

                     70,000

(Not to be construed as an admission of beneficial
ownership)
------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
   EXCLUDES CERTAIN SHARES*       /----/
                                  /----/
------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     0.6%
------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*
          IA
------------------------------------------------------------------------------

CUSIP NO.                                         Page 4 of 7 Pages
N19808109

------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.

    Hartford Capital Appreciation Fund, Inc.
                                 22-2481744
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
      (A) [    ]
      (B) [    ]
------------------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
    Maryland
------------------------------------------------------------------------------
NUMBER OF                 5  SOLE VOTING POWER
SHARES                    ----------------------------------------------------
BENEFICIALLY              6  SHARED VOTING POWER
OWNED AS OF
DECEMBER 31,                      1,100,000
1996 BY EACH              ----------------------------------------------------
REPORTING                 7  SOLE DISPOSITIVE POWER
PERSON WITH               ----------------------------------------------------
                          8   SHARED DISPOSITIVE POWER

                                  1,100,000
------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON     1,100,000


(Not to be construed as an admission of beneficial
ownership)
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
   EXCLUDES CERTAIN SHARES*       /----/
                                  /----/
------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     8.8%
------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*
             IV
------------------------------------------------------------------------------

CUSIP NO.                                         Page 5 of 7 Pages
N19808109

Item 1(a) Name of Issuer:
            Chicago Bridge & Iron Company, N.V.

Item 1(b) Address of Issuer's Principal Executive Offices:
            1501 North Division Street
            Plainfield, IL 60544

Item 2(a) Name of Person Filing:
            HL Investment Advisors, Inc.
            Hartford Investment Financial Services Company
            Hartford Capital Appreciation Fund, Inc.

Item 2(b) Address of Principal Business Office:
           200 Hopmeadow Street
           Simsbury, CT 06070

Item 2(c) Citizenship:
           HL Investment Advisors, Inc.-Connecticut
           Hartford Investment Financial Services Company-Delaware Hartford Capital Appreciation Fund, Inc.-Maryland

Item 2(d) Title of Class of Securities:
          Common Stock

Item 2(e) CUSIP Number:
          N19808109

Item 3.   Type of Reporting Person:
           HL Investment Advisors, Inc., as a registered investment advisor Hartford Investment Financial Services Company, as a registered investment adviser
           Hartford Capital Appreciation Fund, Inc., as a registered investment management company.

Item 4.   Ownership as of December 31, 1997:

          (a)  Amount Beneficially Owned:

               1,170,000 shares of common stock beneficially owned including:

                                                             Number of Shares
                                                             ----------------
           HL Investment Advisors, Inc.                        1,100,000
           Hartford Investment Financial Services Company         70,000
           Hartford Capital Appreciation Fund, Inc.            1,100,000
           The Hartford Capital Appreciation Fund                 70,000

CUSIP NO.                                         Page 6 of 7 Pages
N19808109


     (b)  Percent of Class:      9.4%

     (c) For information on voting and dispositive power with respect to the above listed shares, see items 5-8 of cover pages.

Item 5.   Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( )

Item 6.   Ownership of More than Five Percent on behalf of Another Person: N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8.   Identification and Classification of Members of the Group:       N/A

Item 9.   Notice of Dissolution of Group:    N/A

Item 10.  Certification:

     By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO.                                         Page 7 of 7 Pages
N19808109


     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 1998             HL Investment Advisors, Inc.
      -----------------

                                BY:  /s/ Joseph H. Gareau
                                     ------------------------------
                                    Joseph H. Gareau
                                    President


                               Hartford Investment Financial Services Company

                               BY:  /s/ Joseph H. Gareau
                                     ------------------------------
                                    Joseph H. Gareau
                                    Executive Vice President - Investments


                               Hartford Capital Appreciation Fund, Inc.

                               BY:  /s/ Joseph H. Gareau
                                     ------------------------------
                                   Joseph H. Gareau
                                   President

*Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, between HL Investment Advisors, Inc., Hartford Investment Financial Services Company and Hartford Capital Appreciation Fund, Inc.,this
Schedule 13G is filed on behalf of each of them.

                                     EXHIBIT I



                                JOINT FILING AGREEMENT


     Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated:  February 12, 1998
        -----------------

                         HL Investment Advisors, Inc.


                    BY:  /s/ Joseph H. Gareau
                         ------------------------------
                         Joseph H. Gareau
                         President


                         Hartford Investment Financial Services Company


                    BY:  /s/ Joseph H. Gareau
                         ------------------------------
                         Joseph H. Gareau
                         Executive Vice President - Investments


                         Hartford Capital Appreciation Fund, Inc.


                    BY:  /s/ Joseph H. Gareau
                         ------------------------------
                         Joseph H. Gareau
                         President